EXHIBIT 99.1

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 26, 2015

Seabridge Gold Drilling Confirms Major Extension of KSM’s Deep Kerr Deposit
483 meters grade 0.43 g/T gold & 0.56% copper 400 meters down-dip from known resource limit
Intercept lies within conceptual block cave shape designated for underground mining

Toronto, Canada… Seabridge Gold today announced that this year’s first drill results from the Deep Kerr deposit at its 100% owned KSM Project in northwestern British Columbia have confirmed a substantial expansion of the deposit in an area being evaluated for low cost, underground block cave mining. Hole K-15-49 intercepted 483 meters averaging 0.43 g/T gold and 0.56% copper including a 250 meter interval grading 0.49 g/T gold and 0.70% copper. This new hole is a step-out located 400 meters down dip from hole K-14-45, drilled in 2014, which returned 286 meters of 0.45 g/T gold and 0.77% copper. A follow-up daughter hole, K-15-49A, is now in progress to test the mineralized zone between these two intersections. The results are expected to increase resources. (See http://www.seabridgegold.net/pdf/NAug26-15-map.pdf for Deep Kerr cross section. [SEE ANNEX A ATTACHED])

In the past two years, Seabridge has successfully targeted higher grade zones beneath KSM’s near-surface porphyry deposits, resulting in the discovery of Deep Kerr and the Iron Cap Lower Zone, two copper-rich deposits that have added nearly one billion tonnes of better grade to project resources. The program this year at Deep Kerr was designed to confirm the continuity of the mineralized zone below the simulated block cave shape used to constrain Deep Kerr resources. An area in the north-central part of the Kerr deposit was selected to test the potential of this extension.

Seabridge Chairman and CEO Rudi Fronk commented that “we continue to expand the limits of Deep Kerr while enhancing grade. More importantly, we are growing the deposit by finding continuous, thick intervals of better grade material in favorable orientations, all of which support the potential for efficient extraction. Deep Kerr has very few equals for size, grade and mineability and it keeps getting better.”

The holes in this year’s Deep Kerr program are being collared well outside the mineral deposit in order to achieve the deep intersections that test the dip extension. These locations better defined the western limits of the mineralized system, and demonstrate that a north-south trending normal fault places unaltered fine-grained sedimentary rock against the outer weakly mineralized parts of the mineral system. As the drill holes advance to the east, alteration and mineralization increase as a series of potassically-altered intrusions are encountered. Drill hole K-15-49 passed out of the intensely altered and mineralized zone into younger intrusions with lower concentrations of gold and copper. The drill hole was not extended into the eastern high-grade zone encountered in previous shallower drilling because projected depths would have been prohibitive. This eastern zone remains a high potential target.

The following table summarizes the drill hole intersections for K-15-49.

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)
K-15-49	1755.4	1152.3	1253.4	101.1	0.20	0.37	1.3
		1272.0	1755.4	483.4	0.43	0.56	2.9
	including	1466.4	1716.4	250.0	0.49	0.70	3.7

Drill holes were oriented using historical information and were designed to intercept the mineralized target at right angles to the strike of the zone. The orientation will be refined with additional drilling but current information indicates the intervals listed above approximate the true thickness of the mineralized zones.

Exploration activities by Seabridge at the KSM Project are conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards, and in addition all copper assays that exceed 0.25% Cu are re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) that finding continuous, thick intervals of better grade material in favorable orientations at Deep Kerr support the potential for efficient extraction; (ii) the estimated amount and grade of mineral reserves at a deposit; (iii) the estimated amount and grade of mineral resources at the core zone deposits. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "potential", "appears", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment and the geotechnical characteristics of the resource material and its continuity; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

ANNEX A

SEABRIDGE GOLD
Cross Section
View to NNE
Probable Reserve (open pit):
242Mt of 0.24g/t Au and 0.45% Cu
2012 PFS Pit
2014 Cave Model
795m Footprint
Inferred Resource (block caves):
781.7Mt of 0.33g/t Au and 0.54% Cu
fault
2014 Cave Model
295m Footprint
2014
RESOURCE
MODEL
NSR $
> 40
30 - 40
20 - 30
15 - 20
0.43g/t Au, 0.56 %Cu / 483.4m
incl.: 0.49g/t Au, 0.70 %Cu / 250m
K-15-49A
In progress
KERR INTRUSIVE COMPLEX
K-15-49
T.D. 1755.4m
500m
KSM PROJECT
DEEP KERR ZONE
2015 EXPLORATION DRILLING
ASSAY HIGHLIGHTS, AUG. 2015